UNITED STATES
                    SECURITIES AND EXCHANGE COMMISSION
                          Washington, D.C. 20549


                               SCHEDULE 13G


                 Under the Securities Exchange Act of 1934
                            (Amendment No. 10)*

                         Hershey Foods Corporation
                             (Name of Issuer)

                Common Stock, one dollar ($1.00) par value
                      (Title of Class of Securities)

                                427866 10 8
                              (CUSIP Number)

Check the following box if a fee is being paid with this statement
/    /.  (A fee is not required only if the filing person:(1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and
(2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7).

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).






SEC 1745 (2-95)         Page 1 of 5 pages

CUSIP No. 427866 10 8               13G                 Page 2 of 5 Pages

1  NAME OF REPORTING PERSON
    S.S. or I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
     Milton Hershey School and School Trust  (Hershey Trust
     Company, Trustee in Trust for Milton Hershey School)
          FIN 23-1353340

2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A
GROUP*
                                   (a)  /   /
                                   (b)  /   /

3  SEC USE ONLY

4  CITIZENSHIP OR PLACE OF ORGANIZATION
     Pennsylvania

                              5  SOLE VOTING POWER
                                None
 NUMBER OF
  SHARES
BENEFICIALLY       6 SHARED VOTING POWER
 OWNED BY            None
    EACH
REPORTING           7  SOLE DISPOSITIVE POWER
    WITH                   None

                              8  SHARED DISPOSITIVE POWER
                                   13,856,450 Common Stock plus 30,306,006
                         shares of Class B Common Stock ($1.00 par value) convertible share for share into
                              Common Stock for a total of 44,162,456

9  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH
REPORTING PERSON
     13,856,540 Common Stock plus 30,306,006 shares Class B
     Common Stock ($1.00 par value) convertible share for share into Common Stock for a total of 44,162,456

10 CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9)
EXCLUDES CERTAIN SHARES*

11 PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW
     9
       9.4% (13,856,450 of 147,391,194 outstanding)
     24.8% (44,162,456 of 177,857,102 outstanding pursuant to Rule
     13d-3(d)(1))


12 TYPE OF REPORTING PERSON*
     OO


              *SEE INSTRUCTION BEFORE FILLING OUT!




































                                        Page 3 of 5 Pages

Item 1(a) Name of Issuer:
          Hershey Foods Corporation

Item 1(b) Address of Issuer's Principal Executive Offices:
          P.O. Box 810, Hershey, Pennsylvania  17033

Item 2(a) Name of Person Filing:
          Hershey Trust Company, Trustee in Trust for Milton Hershey
          School

Item 2(b) Address of Principal Business Office, or, if none,
Residence:
          100 Mansion Road East, P.O. Box 445, Hershey,
          Pennsylvania 17033

Item 2(c) Citizenship:
          Pennsylvania Charitable Trust

Item 2(d) Title of Class Securities:
          Common Stock, one dollar ($1.00) par value

Item 2(e) CUSIP Number:
          427866 10 8

Item 3.
          Not applicable.  The original statement was filed pursuant to
                      Rule 13d-1(c).

Item 4.   Ownership:
          The following information is provided as of December 31,
                      1997:
               (a) Amount Beneficially Owned:  13,856,450 plus
                30,306,006 shares of Class B common Stock
                ($1.00 par value) convertible share for share into Common Stock for a total of 44,162,456
               (b) Percent of Class:  9.4% (13,856,450 of
               147,391,194 outstanding); 24.8% (44,162,456
               of 177,857,102 outstanding pursuant  to Rule
               13d-3(d)(1))
               (c) Number of shares as to which such person has:
                    (i) sole power to vote or to direct the vote: none
                    (ii) shared power to vote or to direct the vote:
                                              none

                                        Page 4 of 5 Pages


                    (iii) sole power to dispose or to direct the
                                           disposition of :
                    none
                    (iv) shared power to dispose or to direct the
                                           disposition of :
                    13,856,450 plus 30,306,006 shares of Class B
                    Common Stock ($1.00 par value) convertible share for share into Common Stock for a total of 44,162,456

Item 5.   Ownership of Five Percent or Less of a Class

          Not applicable.

Item 6.   Ownership of More than Five Percent on Behalf of Another
                        Person

          Not Applicable.

Item 7.   Identification and Classification of the Subsidiary Which
              Acquired the   Security Being Reported on by the Parent
              Holding Company

          Not Applicable.

Item 8.   Identification and Classification of Members of the Group

          Not applicable.

Item 9.   Notice of Dissolution of Group

          Not applicable.

Item 10.  Certification

          Not applicable.







                                        Page 5 of 5 Pages

Signature
          After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Date:     February 9, 1998             HERSHEY TRUST COMPANY,
                                       TRUSTEE IN TRUST FOR
                                       MILTON HERSHEY SCHOOL


                                        By  /s/ Robert C. Vowler
                                        Robert C. Vowler, President
                                        Hershey Trust Company,
                                        Trustee